

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2020

Charles Follini
President
Gateway Garage Partners LLC
6 West 20th Street
5th Floor
New York, NY 10011

> **Re: Gateway Garage Partners LLC**
> **Amendment No. 3 to Draft Offering Statement on Form 1-A**
> **Submitted September 21, 2020**
> **CIK No. 0001812641**

Dear Mr. Follini:

We have reviewed your amended draft offering statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Draft Offering Statement on Form 1-A

Information Provided to the Service Provider , page 29

1.   We note your response to comment 3 and reissue it in part. Please disclose what actions the service provider may take if there is a failure to comply. Additionally, please disclose the fee to be paid to the service provider.

      You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Real Estate & Construction

cc: Kenneth L. Betts, Esq.